Morgan Stanley Select Dimensions Investment Series

1221 Avenue of the Americas

New York, NY 10020

February 13, 2007

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C.  20549

Attention:    Patrick Scott, Division of Investment Management

Re:      Morgan Stanley Select Dimensions Investment Series

Dear Mr. Scott:

We are writing to you on behalf of the Morgan Stanley Select Dimensions Investment Series  (the “Fund”)  in order to request selective review of Post-Effective Amendment No. 21 to the Fund’s registration statement on Form N-1A (the “Amendment”) to be filed on or about February 13, 2007, pursuant to Rule 485(a) under the Securities Act of 1933, as amended.

I. Background

As you may know, the Fund filed a preliminary proxy statement on Schedule 14A on May 19, 2006.   The proxy statement contained proposals relating to: (i) the election of Trustees to the Fund’s board and (ii) the elimination, modification, and  reclassification as non-fundamental, of certain of the Fund’s fundamental investment policies. You provided oral comments on this preliminary proxy statement on May 26, 2006, and the Fund responded in writing to your comments shortly thereafter.  The Fund then filed definitive proxy materials on June 15, 2006 and subsequently received shareholder approval of each of the proposals as a special meeting of shareholders held on August 1, 2006.

As you may also recall, the Fund filed an amendment to its registration statement pursuant to Rule 485(a) on February 16, 2005,  in order to comply with certain disclosure rules (e.g., market timing and portfolio holdings disclosures) promulgated by the Securities and Exchange Commission.  At that time, the Fund received, and responded to, comments from the staff covering a wide variety of disclosure-related issues.

II. Matters for Selective Review

Since the proposals contained in the Fund’s definitive proxy materials were approved by the shareholders, the Fund is filing the Amendment in order to reflect these approved proposals.  Aside from usual and customary “annual update” changes, and certain other non-material disclosure changes which could otherwise be included in a Rule 485(b) filing, the Fund is making only those disclosure changes necessary to reflect and implement the items approved by shareholders in connection with the aforementioned proxy statement.  Specifically, the Fund’s registration statement is being updated to include changes limited to the following (each of which has been marked as a change in the Fund’s EDGAR submission):

1) Disclosure regarding the newly elected Trustees in the form required by Item 12 of Form N-1A has been added to the Fund’s statement of additional information.

2) The Fund’s list of fundamental and non-fundamental investment policies as set forth in its statement of additional information has been revised in the manner described in its proxy materials.

3) The Fund’s shareholders approved the modification of its fundamental policy with respect to   the lending of securities with respect to each of the Fund’s portfolios.  To the extent that any such portfolio intends to engage in this activity or increase its exposure to this activity due to the modification of its fundamental investment policy, such portfolio has added or modified related disclosure in its prospectus and/or statement of additional information, as appropriate.

III. Selective Review Request

In light of your recent review of the Fund’s proxy statement and registration statement, the Fund believes that the Amendment is an ideal candidate for selective review pursuant to the guidance set forth in Investment Company Act Release No. 13768 (“IC-13768”). In accordance with IC-13768, we hereby request selective review of the Amendment to the disclosure items discussed under “Matters for Selective Review” above. Selective review would serve to expedite the review process for the Fund as well as use the staff’s time more effectively.  Pursuant to the requirements of IC-13768, the Fund is filing a copy of this letter with the Amendment made under Rule 485(a).

If you would like to discuss any of this matter in further detail or if you have any questions, please feel free to contact me at
(212) 762-7546.

Sincerely,

/s/ Alice J. Gerstel

Alice J. Gerstel, Esq.

cc:	Richard Pfordte
Frank Donaty